SUMMARY OF COMPUTER SERVICES OUTSOURCING AGREEMENT                   EXHIBIT 4.5


     Pursuant to an agreement dated December 23, 2003 between us and NESS A.T. Ltd. ("NESS"), NESS has undertaken to provide us with IT Outsourcing services, including ongoing management and operation of our Information Systems, maintenance and operation of hardware, computers, peripheral equipment, communications and software infrastructure (i.e. Databases, Operations Systems, etc.), application operation and maintenance, modification and adaptation of our applications, information security services etc.

     The agreement is for an initial period of three years beginning from January 1, 2004. We are entitled to terminate the agreement by a prior notice of a few months or extend it for one or two more years. In 2004, the cost of the service was NIS 4.3 million. In 2005, the cost of the service will amount to NIS
3.3 million and in 2006 to NIS 2.4 million. In the event that we decide to extend the agreement by an additional two years, as above-mentioned, the cost of the service for each additional year will amount to NIS 2.3 million.

     During the term of the agreement, we are entitled to order from NESS modifications to our information systems and/or development of new applications and for such purpose, we have available to us a "bank of hours".